September 5, 2008

Mr. Terry French
Accountant Branch Chief
Securities and Exchange Commission
Division of Corporate Finance, Mail Stop 3720
Washington, D.C. 20549

Re:      Telemetrix, Inc.
             Form 10-KSB/A for the year December 31, 2007
             Filed on August 15, 2008
             File no. 0-14724

Dear Sirs:

We are in receipt of your comment letter dated August 19, 2008 regarding the above referenced filing. As requested in your letter we provide a response to the question raised by staff. For convenience, the matter is listed below, followed by the Company’s response.

SEC comment regarding Form 10-KSB/A for the year ended December 31, 2007

We note that in your amended Form 10-KSB your management has again concluded that disclosure controls and procedures were effective as of the end of the fiscal year. In our letter dated July 17, 2008, we asked you to consider whether management’s failure to provide its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure. Please tell us the factors you considered and highlight for us those factors that supported your conclusion. Otherwise, please further amend the Form 10-KSB to disclose management’s revised conclusion on the effectiveness of your disclosure controls and procedures as of the end of the fiscal year.

Company Response

Telemetrix, Inc. (the Company), based on additional analysis and post-closing work performed in the preparation of this response, identifies that its internal controls over financial reporting for the year ended December 31, 2007 did not prevent incomplete disclosures on a timely

TELEMETRIX INC. 6650 GUNPARK DRIVE, SUITE 100 BOULDER, CO 80301 303-652-0103 x 230

basis. For instance, the Company’s Form 10-KSB and subsequent 10-KSB/A for the year ended December 31, 2007 failed to provide management’s report on internal control over financial reporting; the report omitted reference to the framework on which management’s evaluation of the internal control over financial reporting was based, omitted directly naming the reporting period to which management’s report related, and omitted disclosure that the Company’s internal controls were not attested to by the Company’s registered auditors as required by Sec. 308T(a). The Company identifies this as a material weakness in its internal controls over financial reporting.

The Company has taken initial steps, outlined below, and will continue to take more steps to strengthen our disclosure controls, to evaluate and to remedy deficiencies and to test these procedures and controls on an ongoing basis.

The Company is seeking to hire a Chief Financial Officer (CFO), or an employee who will perform the functions of a CFO, who will strengthen the internal controls over financial reporting, institute procedures appropriate to the size of the Company that enhance controls, simplify certain accounting procedures, increase training for accounting personnel, increase documentation of accounting transactions and the related reviews, improve the timeliness and quality of financial reports to management, and improve the communications between the accounting/finance department and other areas of the Company.

The Company will make increased use of its registered independent public accounting firm and other outside advisors to improve its quality of financial reporting.

Failure to maintain the adequacy of our internal controls or to implement the steps outlined above to improve our internal controls could have a material adverse effect on our business, financial position and results of operations.

As a result of management’s identification of a material weakness in its internal controls for the year ended December 31, 2007, the management revises its report on internal controls to conclude that its internal controls over financial reporting are ineffective and files a second amendment to its 10-KSB for the year ended December 31, 2007 to properly disclose management’s report. This amendment to Form 10-KSB will be filed on Wednesday, September 10, 2008.

Sincerely,

/s/ William Becker
William Becker
Chief Executive Officer

TELEMETRIX INC. 6650 GUNPARK DRIVE, SUITE 100 BOULDER, CO 80301 303-652-0103 x 230